UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

March 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”) amends the statement on Schedule 13D originally filed by Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., SLP Denali Co-Invest, L.P., SLP Denali Co-Invest GP, L.L.C., Silver Lake Technology Associates III, L.P., SLTA III (GP), L.L.C., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Technology Associates IV, L.P., SLTA IV (GP), L.L.C. and Silver Lake Group, L.L.C. (collectively, the “Reporting Persons”) on September 19, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 7, 2016, Amendment No. 2 to the Schedule 13D filed on December 16, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016 and Amendment No. 4 to the Schedule 13D filed on February 15, 2017 (as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The Class A Common Stock of the Issuer reported as beneficially owned in the Schedule 13D is directly held by EMC Corporation (“EMC”) or its wholly-owned subsidiary, EMC Equity Assets LLC (“EMC Sub”). As described further below, EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. This Amendment is being filed to report the entry by Dell Technologies into a stock purchase agreement with the Issuer pursuant to which EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, shares of Class A Common Stock of the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

March 2017 Stock Purchase Agreement

On March 29, 2017, Dell Technologies entered into a stock purchase agreement by and among Dell Technologies, EMC Sub, an indirect wholly-owned subsidiary of Dell Technologies, and the Issuer (the “March 2017 Stock Purchase Agreement”), pursuant to which EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, $300 million of Class A Common Stock. Dell Technologies expects to apply the proceeds from the sale to the repurchase of shares of Dell Class V Common Stock, but may use such proceeds for other purposes.

Under the terms of the March 2017 Stock Purchase Agreement, the Issuer will receive delivery of Class A Common Stock with a value of approximately $240 million on the sale date in exchange for payment of $300 million in cash in an initial closing scheduled to occur on April 5, 2017, with the remainder of the Class A Common Stock to be delivered at a later date in a second closing expected to occur in the second quarter of the 2018 fiscal year of Dell Technologies. The total number of shares of Class A Common Stock to be purchased by the Issuer under the March 2017 Stock Purchase Agreement will be based on the volume-weighted average per share price of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that volume-weighted average per share price, and subject to adjustment in certain circumstances.

The foregoing summary of the March 2017 Stock Purchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

D.	Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

EXHIBIT INDEX TO AMENDMENT NO. 5 TO SCHEDULE 13D

D.	Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017.